U.S. Securities and Exchange Commission
                            Washington, D.C.  20549

                                  Form 10-SB/A

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                 GENROCO, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

               Wisconsin                               88-0230309
--------------------------------------  ----------------------------------------
   (State or other jurisdiction of        (I.R.S. Employer Identification No.)
   incorporation or organization)

    255 Info Highway, Slinger, WI                        53086
--------------------------------------  ----------------------------------------
(Address of principal executive offices)               (Zip code)

Issuer's telephone number          (262) 644-8700
                                   ---------------------------------------------

Securities to be registered under Section 12(b) of the Act:

Title of each class                  Name of each exchange on which registered
                  None                                    None
-----------------------------------  -------------------------------------------
Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                                (Title of class)

                                    PART I.

ITEM 1.     DESCRIPTION OF BUSINESS.

GENERAL OVERVIEW

GENROCO, Inc. and its wholly owned subsidiaries, VideoPropulsion, Inc. and GENROCO International, Inc. (collectively the "Company" or "GENROCO") design, manufacture and sell a range of high-performance network interface cards, bridges and switches. The Company's products are used in Storage Area Networks (SAN's) that connect data storage to computer processors. The Company produces a bridge that enables equipment using different industry networking protocol standards to interact and communicate across multiple platforms, a switch that allows data to be transferred between computer and storage devices at very high data transfer rates, and a one-terrabyte storage subsystem with data transfer speeds of approximately 700 megabytes per second. Exclusive of interface cards, the equipment has sale prices ranging from approximately $20,000 to $500,000 per unit.

This equipment, largely because of the Company's associated driver software, (See "About Scheduled Transfer (ST)" section for further definition) is capable of moving data from one point to another, within a computer configuration or on a data network, at speeds far in excess of what the typical high-performance computer installation does today.

The Company is located in Slinger, Wisconsin (30 miles north of Milwaukee) and has 28 employees. The Company's primary focus is the SAN market and this effort currently receives the majority of the Company's available research and development resources.

In order to focus on the emerging Digital Video Broadcast ("DVB") market, which the Company believes will bring High Definition Television and Video-On-Demand ("VOD") functionality into the average household within five years, the Company recently formed a new wholly-owned subsidiary VideoPropulsion, Inc. ("VPI"). In January 2000, the Company intends to spin-off the subsidiary (subject to approval of the Board of Directors and compliance with the securities laws) in the form of a stock dividend to all GENROCO, Inc. shareholders of record. The primary reason for this strategic move is to allow the Company to devote specific resources to the DVB market and pursue alternate marketing strategies with a separate management team.

The Company (initially General Robotics Corporation) has been in business since 1974 and was reorganized under the laws of the State of Wisconsin in 1989 as GENROCO, Inc. The Company's Internet address is www.genroco.com.
                                                 ---------------

The Company is registering voluntarily its common stock under the Securities Exchange Act of 1934, as amended by filing this Form 10-SB. The Company is registering its common stock so that it may seek to have its common stock quoted on the NASD Electronic Bulletin Board. Until December 1, 1999, the Company's common stock was listed on the Electronic Bulletin Board. As a result of a recent regulatory change, the NASD Electronic Bulletin Board will only quote securities which have been registered under the Securities Exchange Act of 1934, as amended and the Company has decided to proceed with such registration.

PRINCIPAL PRODUCTS AND MARKETS

The Company's current circuit board products sold include Host Bus Adapters ("HBA") and Network Interface Card ("NIC") printed circuit boards, populated with standard and custom integrated circuit chips and other electronic components. These circuit boards use Fibre Channel ("FC") and HIPPI-800 ("HIPPI") communication protocols for a variety of applications. The Company's customer base includes Compaq, Tektronix, Fujitsu, SGI, Sun Microsystems, and Hewlett Packard, plus the US Departments of Defense and Energy and integrators who sell to them.

GENROCO'S other current products (available for sale and delivery) include:
     o    An eight-port Gigabit System Network ("GSN") Switch.
     o An eight-port GSN to Fibre Channel or HIPPI or Gigabit Ethernet ("GigE") (or any combination thereof) Bridge / Router.
     o A Storage Subsystem with data transfer speeds of approximately 700 megabytes per second

Future products (in development and anticipated to become available for sale by the fourth quarter of 2000) include:
     o    An  eight-port  GSN  to  OC-48  Acynchronous  Transfer  Mode   ("ATM")
          Bridge/Router
     o    Scheduled transfer software as a stand-alone product.

Additional development costs for these future products are anticipated to approximate $100,000.

The Company's future target markets are the SAN market using the Scheduled Transfer ("ST") communication protocol and the DVB market. In response to an increasing demand for higher speed data paths, which can inter-operate with existing communication protocols and network infrastructure, the Company is developing the above-indicated "family" of host bus adapters, storage arrays, switches and routers. The SAN market is aimed toward high-performance computer configurations. The Company currently enjoys selling products to customers utilizing SANs running on high-speed backbones (the underlying communication hardware used to transfer data at high speed). The network data storage market is expected to grow at a rate of 21.5% per year to more than $60.0 billion by 2003 up from $18.8 billion in 1997, based on a report by Kathy Barrett of the Gartner Group, published under their research reference number 836-344-1 and entitled STOR E-08-3062.

The Company anticipates that its future products will be sold into a variety of applications oriented around large SANs with data transfer speeds of gigabytes per second while communicating concurrently with numerous types of network standards.

     ABOUT SCHEDULED TRANSFER (ST)

     ST is a new American National Standards Institute ("ANSI") standard network protocol designed to allow many times higher bandwidth with much lower processing requirements than other current industry standards. ST commences, or "schedules" data transfer, only when it is ready to be received. This allows the sending and receiving processors to operate at the highest possible speed and efficiency by eliminating inefficiencies. Officers of the Company were participants on the industry committee that adopted the ANSI standard.

     ABOUT GIGABYTE SYSTEM NETWORK (GSN)

     The GSN standard transfers data at the highest bandwidth with the least amount of delays as compared with other standards and provides full duplex 800 megabyte per second transfer speeds of error-free data. The technology is utilized wherever organizations require timely movement of large amounts of information including scientific and technical computing, digital TV and movie production, transaction processing, video and film archiving, and storage management. This standard provides for communication between different technologies including Ethernet, FC, ATM, HIPPI-800, and other standards.

STRATEGIC DIRECTION

GENROCO initially positioned itself as an engineering and marketing company with a focus on solving complex data transfer problems for many of the major manufacturers of supercomputers and top-end server systems. During its early years, the Company focused on producing unique or custom controller cards for a number of platform vendors with a focus on Digital Equipment Corporation's (now owned by Compaq) requirements. Experience in these areas led to original equipment manufacturer contracts for its products with Compaq, Tektronix, Fujitsu and Hewlett Packard as well as projects with SGI, Sun and others.

In the early 1990's the Company developed and introduced a family of disk controllers that is the foundation for products currently being sold and undergoing additional research.

The Company has developed a family of products designed to resolve the number of connection and bandwidth problems associated with building very large SAN systems and provide cross-platform support between FC, HIPPI, GSN, GigE, and/or ATM communication protocols. The Company believes this is a high growth segment in which it can successfully compete with its current products and those under development.

DISTRIBUTION AND SALES CHANNELS

The Company currently uses a direct sales force of four people, which receives technical and sales support from the engineering staff on an as needed basis. Products are typically shipped from the Company's Wisconsin facility direct to the customer via an independent shipping service.

The Company sells the majority of its products and technology in Europe, Japan and the United States. Approximately 53%, 22% and 37% of fiscal 1999, 1998 and 1997 sales were made to non-U.S. customers.

The European sales effort is coordinated by a GENROCO employee who has an office at CERN, the European laboratory for particle research, located in Geneva, Switzerland. CERN is a leading developer of high-speed networking designs and hosted the 1999 European high speed GSN workshop. Current sales to European customers include products sold to Compaq - France.

The sales effort in Japan is spearheaded by Tokyo Electron under a distribution agreement with the Company. The Company also sells products directly to Fujitsu and a few Japanese supercomputer manufacturers.

FISCAL YEAR END

The Company has a fiscal year end of March 31. The results herein include the years ended March 31, 1999 ("1999"), March 31, 1998 ("1998"), and March 31, 1997
("1997").  The fiscal year ending March 31, 2000 is referred to as "2000".

MAJOR CUSTOMERS

The following customers comprise a significant portion of the Company's business:

                 CUSTOMER REVENUE AS A PERCENT OF TOTAL REVENUE

                               1999           1998           1997
                               ----           ----           ----
               Tektronix       28 %           41 %           17 %
               Compaq          34 %            8 %            9 %
               Fujitsu         19 %           14 %           27 %
               Convex           0 %           11 %           12 %
               STL              2 %           10 %           12 %

      The balance of the business is generated from approximately 30 customers.

Total revenue from the US Departments of Defense and Energy and integrators who the Company knows sells to them were as follows:

                 DEPARTMENTS OF DEFENSE AND ENERGY REVENUE AS A
                 ----------------------------------------------
                          PERCENTAGE OF TOTAL REVENUE
                          ---------------------------

                         1999         1998         1997
                         ----         ----         ----
                          5 %         11 %         12 %

COMPETITION

Direct competition for the Company's GSN products is expected to come from ODS, Inc. (formerly Essential Communication, Inc.), and PMR, Inc. for the GSN switch, as well as Silicon Graphics, Inc. for the Company's PCI/ GSN host bus adapters. The Company intends to face the competition by striving to deliver competitively priced first-to-market products that are more effective than other products.

The Company does not expect near-term competition for any of its current GSN to FC storage array and GSN bridge/router products. The Company believes its current ability to provide product features and software communication solutions provides a competitive advantage.

Indirect competition for the Company's current GSN products is being provided by existing technology in the form of other products that are already in the market place and providing reasonably satisfactory solutions. The Company's growth will be limited if SAN technology and solutions do not become widely accepted. The Company's product development and marketing efforts are focused on the SAN market, which has only recently begun to develop and the Company believes is evolving rapidly. The markets for new technology frequently develop more slowly than the technology targeted to these markets. Organizations often implement SAN's in connection with their deployment of new storage systems and servers and, as a result, the Company is dependent on the storage systems and server markets. Potential end-user customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like SAN's. The Company's success also depends in part upon market acceptance of its SAN switching solutions in conjunction with the use of hubs and Fibre Channel switches. Because this technology is new, it is difficult to predict its potential size or future growth rate. If the market does not accept the use of GSN switches, bridges and routers, the Company's business could be adversely affected.

SUPPLIERS

The Company purchases its non-critical parts and services from suppliers and distributors. The following suppliers comprise a significant portion of the Company's cost of goods sold.

             SUPPLIER COSTS AS A PERCENT OF TOTAL COST OF GOODS SOLD
             -------------------------------------------------------

                               1999             1998              1997
                               ----             ----              ----
          Multek                10%              14%               12%
          Insight               20%              20%               20%
          Hewlett Packard       10%              10%                6%
          Wyle                   4%              10%               10%
          DASH                   5%              10%               12%


Generally, the Company purchases its critical parts directly from manufacturers. In the event that a manufacturer is unable to supply parts, the Company would then select an alternate supplier which it believes are generally available. However a select few components are single-source and if unavailable, the
Company would be required to redesign the product. Price increases are generally passed along to the customer.

All circuit board fabrication and circuit board assembly work is out-sourced to high quality suppliers who are ISO 9001 certified and have demonstrated the ability to produce quality products quickly.

The Company's dependence on a limited number of suppliers and the possible unavailability of some key components may prevent it from being able to produce its products at the level desired by customers. Some of the components the Company uses in its products are available only from a single supplier, or from a limited number of suppliers. These components may occasionally be in short supply or unavailable from a sole source supplier. The following factors could each have a material adverse effect on the Company's ability to obtain components for the Company's products:

     1.   Scarce quantities of components
     2.   A reduction or interruption in component supply
     3.   A disruption of existing supplier relationships
     4.   An inability to develop alternative sources
     5.   A significant increase in the price of components

If the Company is unable to purchase components on a timely basis, it may not be able to produce its products. In addition to the Year 2000 Readiness issues discussed in Item 2 of this registration statement, the Company's distributors are beginning to provide allocation schedule information, designed to promote forward planning and purchase commitments, which in itself constitutes a business risk beyond the control of the Company.

EMPLOYEES

As of September 30, 1999, the Company had 28 employees, of which 27 were full-time employees. Of the 27 full time employees, five are employed by VideoPropulsion, Inc. ("VPI"), a wholly owned subsidiary. None of the Company's employees are represented by a union. The Company believes that its relations with its employees are good.

INTELLECTUAL PROPERTY - PATENTS AND TRADEMARKS

The Company owns a U.S. patent (Patent # 5,420,984) covering peripheral controllers and methods for rapid task switching and memory caching, which was issued on May 30, 1995. The Company has applied for other patents covering the following technologies: (1) high-speed data buffer using a virtual first-in first-out register and (2) buffer memory with parallel data and transfer instruction buffering.

The Company has requested the following  trademarks:  (1) GENROCO, (2)  SOLSTOR,
(3) TURBOFIBRE, and (4) TURBOSTOR. Any use of the marks by others on U.S. products in other classes may cause dilution of the mark and the goodwill the Company has created in the mark.

RESEARCH AND DEVELOPMENT ACTIVITIES

Research and development costs are expensed as incurred. Research and development expenses for 1999 were $1,134,000 compared to $1,044,000 in 1998 and $713,000 in 1997, or 24.3%, 18.0% and 19.2% of net sales for 1999, 1998 and
1997, respectively. The Company expects to incur similar levels of research and development costs in 2000 and thereafter.

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

The Company operates in one industry segment as a developer, marketer and manufacturer of high-speed data communication computer hardware.

RISK FACTORS

          MARKET FOR THE COMPANY'S PRODUCTS

          A market for the Company's products may not develop. If a significant market for SAN's and SAN switching products does not develop, the Company's business may fail. The Company's growth will be limited if SAN technology and solutions do not become widely accepted. The Company's product development and marketing efforts are focused on the SAN market, which has only recently begun to develop and is evolving rapidly. The markets for new technology frequently develop more slowly than the technology targeted to these markets. Organizations often implement SAN's in connection with their deployment of new storage systems and servers and, as a result, the Company is dependent on the storage systems and server markets. Potential end-user customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach. The Company has no assurance that SAN's will ever achieve widespread market acceptance or that the market will develop as quickly as anticipated.

          TECHNOLOGICAL CHANGES

          The data  storage market  is subject  to rapid  technological  change.
          These include changes in customer requirements, frequent new product introductions and enhancements and evolving industry standards. The Company's success depends in part on its ability to keep pace with technological developments and emerging industry standards. The Company must also respond to evolving customer requirements by enhancing its current products and developing new products. There is a risk that if the Company fails to anticipate or respond rapidly to advances in technology by adapting its products appropriately, its products may become obsolete. If this occurs, the business could be adversely affected. As the Company introduces new or enhanced products, it will also need to manage successfully the transition from older products to minimize disruption in its customers' ordering patterns, to avoid excessive levels of older product inventories and to ensure that enough supplies of new products can be delivered to meet customer demand. If the Company fails to develop and introduce successfully new products and product enhancements, revenue could be reduced, or substantial charges against earnings could be incurred.

          ACCEPTANCE OF TECHNOLOGY

          The Company's business strategy includes the sale of technology which, depends on industry acceptance of GSN as a high-speed network standard of choice. This technology is also dependent on the availability of communications software and thus the loss of significant numbers of key software development personnel would adversely impact the future results of the Company.

          CUSTOMERS

          The demands of customers are constantly changing. The increased demand of customers and the increasing presence of the internet in everyday markets are creating a customer base that demands a quicker response time. This customer expectation coupled with the global economies make meeting these expectations a constant challenge, especially for small companies who may not be able to attract the capital resources needed to meet these demands.

          The Company's customer portfolio is composed of a few global companies issuing purchase orders that do not provide the luxury of large multi-year contracts. The Company's dependence on key customers exposes it to sporadic order rates, which require higher than normal inventory levels to support the business.

          INDUSTRY SEGMENTS

          The Company only operates in one segment. The Company operates in one industry segment as a developer, marketer and manufacturer of high-speed data communication computer hardware, and thus the Company can be significantly impacted by changes in the industry.

          The Company's success also depends in part upon market acceptance of its SAN switching solutions in conjunction with the use of hubs and fibre channel switches. Because this market is new, it is difficult to predict its potential size or future growth rate. If the market does not accept the use of GSN switches, bridges and routers, the Company's business could be adversely affected.

          INABILITY TO PENETRATE THE NETWORK-INDEPENDENT SAN MARKET

          The Company's ability to penetrate the network-independent SAN market is a function of its:

               1. Success in implementation of ST software drivers for various platforms
               2. Ability to join with an appropriate Redundant Arrays of Independent Disks ("RAID") supplier
               3.   Finding  an  integration,   installation,  and   maintenance
                    partner

          Failure to accomplish any one or all of the above could cause the business to fail.

          COMPETITION

          Because of the intense competition to provide components to the SAN market, business may not develop as significantly as the Company expects or current or potential customers could be lost. Alternatively, and even if the business develops, the Company's profitability could be impaired by pricing pressure from intense competition.

          NEW PRODUCTS MAY CONTAIN UNDETECTED HARDWARE AND SOFTWARE ERRORS

          New products the Company develops may contain undetected hardware and software errors, which could require significant expenditures of time and money to correct, harm its relationships with existing customers and negatively impact its reputation in the industry.

          Like other complex products, the Company's SAN switches, bridges and routers may contain undetected hardware or software errors when first introduced or when new versions of existing products are released. Despite its testing and quality control efforts, the Company anticipates that errors may be found from time to time in new or enhanced products after commercial introduction. In addition, the Company's products are combined with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. If the Company is unable to rapidly correct any errors, this could result in the following consequences, among others:

               1.   Delay or loss of market acceptance of the Company's products
               2.   Significant warranty or other liability claims
               3. Diversion of engineering and other resources from product development efforts
               4.   Significant customer relations problems
               5.   Loss of credibility in the market
               6.   Inability  to  sell  its  products  until  any  errors   are
                    corrected

          Moreover, the occurrence of hardware and software errors, whether caused by the Company's products or another vendor's SAN products, could delay or prevent the development of the SAN market. The Company's growth depends on its SAN products and if any of the above events occur, the Company's business could be adversely impacted.

          SUPPLIERS

          If the Company's subcontractors do not meet its manufacturing needs, it may not be able to produce and sell its products. The Company subcontracts a majority of its production activities, including the manufacture and assembly of products. The Company currently depends upon qualified suppliers to deliver high-quality products in a timely manner, but it cannot assure that these suppliers will continue to perform satisfactorily. The Company currently does not have a long-term supply contract with any of its subcontractors. The Company subcontractors are not obligated to supply products for any specific period, or in any specific quantity, except as may be provided in a particular purchase order. The Company generally places orders with its subcontractors between one and three months before scheduled delivery of products to customers. Accordingly, if the Company inaccurately forecasts demand for its products, it may be unable to obtain adequate manufacturing capacity from its subcontractors to meet its customers' delivery requirements, or it may accumulate excess inventories. Poor performance by one of the Company's subcontractors would have a material adverse effect on business until it finds an alternative subcontractor. The Company cannot assure that it would be able to find an alternative subcontractor to deliver quality products at an acceptable price. If the Company experiences problems with any of its subcontractors, the Company's business could be materially adversely affected.

          In addition, future growth may cause the Company to increase orders to its subcontractors. If this happens, the Company may not be able to accurately forecast its needs or manage its relationship with its subcontractors during the transition.

          Frequently, manufacturers encounter delays or difficulties in beginning volume production of new product lines. If the Company or its subcontractors is not able to effectively manage the anticipated increase in production volumes, the Company's business could suffer.

          COMPONENTS

          The Company's dependence on a limited number of suppliers and the possible unavailability of some key components may prevent it from being able to produce its products.

          Some of the components the Company uses in its products are available only from a single supplier, or from a limited number of suppliers. For example, the Company purchases Super HIPPI Media Access Controller ("SuMAC") and First-In First-Out ("FIFO") integrated circuits from single sources and other key components from limited sources. These components may occasionally be in short supply or unavailable from a sole source supplier. The following factors could each have a material adverse effect on the Company's ability to obtain components for the Company's products:

               1.   Scarce quantities of components
               2.   A reduction or interruption in component supply
               3.   A disruption of existing supplier relationships
               4.   An inability to develop alternative sources
               5.   A significant increase in the price of components

          If the Company is unable to purchase components on a timely basis, it may not be able to produce its products.

          MANAGEMENT AND OPERATIONAL CAPABILITIES HAVE LIMITATIONS

          If the Company's business grows, this may place increased demands on its management and production capabilities which the Company may not be able to adequately address. If it is unable to meet these increased demands, the Company's business will be harmed.

          Unless the Company manages its growth effectively, it could make mistakes in operating its business, such as inaccurate sales forecasting and material planning. Future growth of operations may place significant demands on the Company's management and production resources. In order to manage growth effectively, the Company must implement and improve its operational systems, procedures, and controls on a timely basis. If the Company cannot manage growth effectively, its business could suffer.

          REGULATORY APPROVALS MAY NOT BE COMPLIED WITH

          If the Company fails to comply with evolving regulatory approvals or government regulations or the emerging FC, GSN, ST and other ANSI standards, it may be unable to sell its products. The Company's products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories in the United States. Products sold internationally will also be required to comply with standards established by authorities in various countries.

          QUARTERLY FLUCTUATIONS

          Quarterly revenues and operating results may fluctuate. The Company's quarterly revenues and operating results have varied significantly in the past and are likely to vary significantly in the future, due to several factors. The primary factors that may affect quarterly results include the following:

               1. The overall strength of the economy, timing, size and terms of customer orders
               2.   Changes in customer buying patterns
               3. Uncertainties associated with the introduction of any new product or product enhancement
               4. The timing of the announcement and introduction of new products by the Company or its competitors
               5. The mix of products sold and the mix of distribution channels through which products are sold
               6. Deferrals of customer orders in anticipation of new products, services or product enhancements introduced by the Company or its competitors
               7. Technological developments affecting the data communication network and storage market

          FLUCTUATIONS IN STOCK PRICE

          As a result of the variability in operating results, the Company's stock price has fluctuated and may continue to fluctuate in the future. It is likely that in some future period the Company's operating results will be below expectations or those of public market analysts. If operating results are lower than expected, the market for the Company's stock price could respond negatively.

          In addition to changes in stock price resulting from operating results, the Company's stock price may fluctuate due to the following factors:

               1.   Changes in market valuations of other technology companies
               2. Gain or loss of significant original equipment manufacturer customers
               3.   Short-selling of our common stock
               4.   Announcements  of  business  developments   by  us  or   our
                    competitors
               5.   Public perception regarding FC's market status
               6.   Developments or disputes concerning proprietary rights
               7.   Technological innovations or newly introduced products
               8.   General  conditions  in  the  data  communications   network
                    industry and the economy.
               9. Comments about the Company or its markets posted on the internet
               10.  Changes in financial estimates by securities analysts

          LOSS OF KEY PERSONNEL OR THE INABILITY TO HIRE ADDITIONAL QUALIFIED PERSONNEL WOULD NEGATIVELY IMPACT BUSINESS

          The loss of the services of any key management employees or inability to attract and retain qualified personnel or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of, and negatively impact the Company's ability to sell, its products. In addition to key management personnel, the Company's success depends on its ability to attract and retain highly skilled managerial, engineering, sales and marketing and other personnel. Competition for these personnel is intense. In recent years, there has been a strong demand for qualified skilled and unskilled employees in the Wisconsin area, where the Company's main operations are located, and in other areas where it operates. There is a risk that it will be unsuccessful in attracting and retaining the personnel it needs for its business.

          INTELLECTUAL PROPERTY MAY NOT PROTECT THE COMPANY

          The Company's business is dependent on its intellectual property, and its success in protecting its intellectual property could negatively affect its ability to compete.

          To establish and protect the Company's intellectual property rights, the Company must rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure. The Company also enters into confidentiality or license agreements with consultants, customers and corporate partners. The Company cannot be certain that the steps it takes to protect its intellectual property will adequately protect its proprietary rights, or that others will not independently develop or otherwise acquire equivalent or superior technology. In addition, the laws of some of the countries in which the Company's products are, or may be sold, may not protect the Company's proprietary rights as fully as the laws of the United States.

          The Company may be a party to intellectual property litigation, which may result in significant costs and be time consuming.

          In the future, the Company may be a party to intellectual property litigation, either to protect its intellectual property or as a result of an alleged infringement of others' intellectual property. Any litigation or dispute, regardless of its success would likely result in substantial costs and be time consuming. An adverse determination could:

               1. Subject the Company to significant liabilities from third parties
               2.   Invalidate the Company's proprietary  rights and require  it to seek licenses from or pay royalties to third parties
               3.   Require  the  Company  to  develop  appropriate  alternative technology
               4. Require the Company to stop using the challenged intellectual property or stop selling its products that incorporate it

          Any of these events could have a material adverse effect on our business, financial condition and results of operations.

          COMPETITIVE PRICING PRESSURES MAY INCREASE

          Because of competitive pricing pressures, the average price of the Company's products may decline, resulting in a decrease in revenues and gross margins. The Company expects that the average price of its products will decrease in the future in response to competitive pricing pressures and changes in product mix and other factors. If the Company is unable to offset these decreases by increasing its sales volumes, its revenues will decline. In addition, to maintain its gross margins, the Company must develop and introduce new products and product enhancements, and it must continue to reduce the manufacturing cost of its products. If the Company fails to do this, its business could suffer.

          INTERNATIONAL SALES MAY NOT MATERIALIZE

          The Company may not be successful in its international sales activities, which could adversely affect its growth. The Company's international sales will be limited if it is unable to establish and maintain relationships with international distributors and original equipment manufactures. Even if the Company increases its international sales efforts, it cannot be certain that it will increase demand for its products in these markets. The Company's international operations are subject to a number of risks, including:

               1.   Longer sales cycles
               2.   Difficulty in collecting accounts receivable
               3.   Political and economic instability
               4.   Reduced protection of intellectual property rights
               5. Protectionist laws and business practices that favor local competition
               6.   Dependence on local vendors

          To date, none of the Company's international revenues and costs have been denominated in foreign currencies. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make the Company's products more expensive and therefore less competitive in foreign markets. A portion of the Company's international revenues may be denominated in foreign currencies in the future, which would subject it to risks associated with fluctuations in those foreign currencies.

REPORTS TO SECURITY HOLDERS

Beginning with its year ending March 31, 2000, the Company will send an annual report to its shareholders, including audited financial statements.

WHERE YOU CAN FIND MORE INFORMATION

The Company will file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings are available to the public over the Internet at the SEC's web site - http:\\www.sec.gov. and through the Company's web site at www.genroco.com. The public may also read and copy
                           ---------------
any document the Company files at the SEC's public reference rooms in Washington, D.C., New York, and Chicago. The public can call the SEC at 1-800-732-0330 for further information about the public reference rooms.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

The Company's objective is to maximize stockholder value by executing strategies that focus on a balance of three priorities: growth, profitability and liquidity.

In 1998 the Company focused its efforts on expanding its business through existing customers and consequently sales increased. During 1999 senior management of the Company made significant investments in product development thus increasing expenses as all of the product development costs are expensed as incurred. As a result, 1999 income decreased as sales decreased because senior management was focused on new product development. A very large part of research and development expense for 1999 was dedicated to designing and demonstrating a Gigabyte System Network Storage Array sustaining data transfers of approximately 700 megabytes per second - approximately eight times the speed of current disk arrays generally used by customers. The Company has demonstrated that its products have met this standard in 1999. During 2000 the Company plans on continuing to invest approximately 18% of sales in technology capable of being used as building blocks for very high performance, ST enabled SANs that will allow GigE and ATM clients to access storage directly, without intermediate servers.

RESULTS OF OPERATION

YEARS ENDED MARCH 31, 1999, 1998 and 1997

Net sales for 1999 (Fiscal Year ended March 31, 1999) were $4,658,000 compared to $5,788,000 and $3,710,000 for 1998 and 1997, respectively. The Company's 19.5% decline in revenue in 1999 can be attributed to approximately $1,500,000 in reduced revenues from two of the Company's largest customers (in 1998). The Company's 56.0% increase in revenue from 1997 to 1998 was largely due to increased sales of its TURBOfibre(R) family of Fibre Channel (FC) and Digital Video Broadcast (DVB) product lines to its customers for use in digital television data transmission and related high I/O performance applications. The Company's products are typically sold to major supercomputer and superserver platform vendors, who in turn utilize these host adapter cards to increase the I/O speed of their systems. The customers' products, which typically sell for more than $1,000,000 per system, are used to receive and archive satellite images, edit weather maps, control newsroom production facilities, edit video films, etc.

Cost of goods sold for 1999 was $1,831,000 compared to $2,346,000 and $1,261,000 for 1998 and 1997, respectively, and was comprised of parts and labor associated with production and testing of circuit boards shipped to customers.

Gross profit for 1999 was $2,827,000  compared to $3,442,000 and $2,449,000  for
1998 and 1997 respectively. The resulting gross margin percentages were 60.7%, 59.5%, and 66.0% of net sales for 1999, 1988 and 1997, respectively. The increase in 1999 was due to a change in product mix together with reduced costs related to producing products for higher volume accounts. The decline in 1998 was primarily due to price concessions made to the Company's largest customer which represented 28%, 41%, and 17% of total revenue in 1999, 1998 and 1997, respectively.

The Company's major source of costs is driven by the number of people employed, most of whom are highly skilled and thus relatively expensive due to the present status of the labor market. Personnel costs traditionally represent approximately 65% of total overhead costs and expenses.

Research  and  development  expenses  for  1999  were  $1,134,000  compared   to
$1,044,000 in 1998 and $713,000 in 1997 or  24.3%, 18.0% and 19.2% of net  sales for 1999, 1998 and 1997, respectively.

Selling, general and administrative expenses for 1999 were $1,584,000 compared to $1,713,000 in 1998 and $1,240,000 in 1997 or 34.0%, 29.6% and 33.4% of net
sales for 1999, 1998 and 1997, respectively. The increases are primarily associated with additional personnel costs related to the areas of sales and marketing. If sales increase in future periods, these expenses are expected to decline as a percentage of total sales.

Income from operations in 1999 was $109,000 compared to income from operations of $685,000 in 1998 and $496,000 in 1997 or 2.3%, 11.8% and 13.4% of net sales for 1999, 1998 and 1997, respectively.

Other income (expense) for 1999 was  ($35,000) compared to $154,000 in 1998  and
$5,000 in 1997.   The  $154,000 of income  in 1998  is primarily  the result  of achieving a favorable outcome in litigation against a former business partner.

The Company's provision for income taxes totaled $28,000 in 1999 versus $205,000 in 1998 and zero in 1997. The effective tax rate in 1999, 1998 and 1997 was 38.0%, 24.4%, and 0.0% respectively, versus the combined Federal and State effective statutory rate of 39%, due to the utilization of net operating loss carryforwards in 1998 and 1997 that were previously fully reserved. Only minimal net operating loss carry-forwards associated with the state of Wisconsin remain available for future use.

Net income was $45,000  compared to $634,000 in  1998 and   $501,000 in 1997  or
1.0%, 11.0%, and 13.5% of net sales for 1999, 1998 and 1997, respectively.

SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

During the first six months of 2000, the Company stayed focused on its objective to become a major supplier of technology and products for the growing Storage Area Network (SAN) market. While the Company will continue to provide Fibre Channel and HIPPI Host Bus Adapter (HBA) cards to customers with unique applications, it has diverted its marketing focus to a new family of switch, bridge and router products. The Company believes that its ability to provide these new products for network independent SAN's will allow customers with very large storage systems to move up to significantly higher levels of performance and flexibility.

Revenue for the six months ended September 30, 1999 increased 16.6 % to $2,286,000, compared to $1,960,000 for the six months ended September 30, 1998. The Company experienced a net loss of $28,000 or $(0.01) per share for the six months ended September 30, 1999 compared to a net gain of $10,000 or $0.00 per share for the six months ended September 30, 1998. The Company's increase in revenues was the result of increased sales of its Fibre Channel products to customers in the United States and Europe. The decrease in earnings during the first six months of 2000, as compared to the first half of 1999. was the direct result of increased operating expenses associated with developing and marketing the Company's new family of SAN products.

The Company's objectives for the current fiscal year 2000 include developing strategic alliances with at least five major vendors/integrators of storage products in the US and Japan, installing switch and bridge products in a number of large government laboratory accounts, generating revenues in excess of the $4,658,000 reported for 1999 and reporting nominal profitability for the year.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at September 30, 1999 was approximately $493,000 as compared to approximately $524,000 at March 31, 1999. During the six months ended September 30, 1999, net cash provided by operating activities was $209,000 versus $85,000 for the six months ended September 30, 1998.

At September 30, 1999, the Company had a revolving line of credit with a bank of up to $700,000 based on a borrowing base relating to eligible accounts receivable. Funds borrowed under this agreement bear interest at the rate of LIBOR plus 2.50% (approximately 7.785% at September 30, 1999). This agreement terminates on July 31, 2001 and has restrictive covenants including an obligation to maintain tangible net worth in excess of $1,500,000 and $1,250,000 at March 31, 2001 and 2000, respectively. Amounts borrowed at September 30, 1999, March 31, 1999 and March 31, 1998 were $300,000, $425,000 and $291,000, respectively.

Stockholders' investment increased 22.7% to $1,311,000 at September 30 1999, compared to $1,233,000 at March 31, 1999 and $1,005,000 at March 31, 1998.
GENROCO's ratio of  current assets to  current liabilities  (current ratio)  was
2.98 to 1 on September 30, 1999 versus 3.65 to 1 at March 31, 1999 and 2.51 to 1 at March 31, 1998.

Expenditures for plant and equipment during the six months ended September 30, 1999 were $178,000, compared to $87,000 and $237,000 in 1999 and 1998, respectively.

In October of 1999, the Company acquired a previously leased 22,000 square foot single story brick facility. The Company entered into loan agreements with a bank and the former property owner. Each agreement contains a mortgage lien against the building. The primary debt agreement with a bank is a mortgage of $1,110,000, bearing interest at an annual rate of 8.5%, being amortized over 20 years, with a balloon payment of approximately $823,000 due in 2006. The secondary debt agreement with the former property owner of $200,000 bears annual interest at 9.0%, is amortized over 20 years with a balloon payment due of approximately $153,000 in April 2001.

Management believes that cash on hand together with funds available under the line of credit and projected cash generated from operations will be sufficient to satisfy its short term 2000 operating requirements in the present mode of operation. In order to meet long term cash flow requirements and to increase the levels of expenditure relating to product development and sales promotion activities, the Company is seeking to raise an aggregate of $2,500,000 through a private placement of shares at GENROCO'S common stock. There can be no assurances that this effort to raise additional working capital will be successful and in the event that the Company is not successful, its ability to aggressively market its family of SAN products will be limited.

YEAR 2000 READINESS

Computers, software and other equipment utilizing microprocessors that use only two digits to identify a year in a date field may be unable to accurately process certain date-based information at or after the year 2000. This is commonly referred to as the "Year 2000 issue." The Company has analyzed the Year 2000 readiness issues related to its computer systems and determined that all systems critical to managing the business are Year 2000 compliant.

The Company's worst-case Year 2000 scenario would be a situation whereby critical single-source parts are not received on time because of Year 2000 problems at a supplier's integrated circuit foundry or production facility. In anticipation of such an event, the Company has entered into arrangements with its suppliers, indicating anticipated usage levels, in return for assurances from them that they have the programs in place to meet the requirements.

The Company also has identified its critical component and service providers and has contacted each vendor to assess that vendor's Year 2000 readiness. Because the Company is relying solely on information provided by these vendors, it cannot conclusively provide assurances that all of its critical vendors are or will be Year 2000 ready. Therefore, the Company cannot provide assurances that the Company will not be adversely affected by the Year 2000 change.

The Company has analyzed the Year 2000 readiness status of the products manufactured by the Company. The Company's current product offerings meet the Company's Year 2000 readiness standards. The Company expects that the total costs of its Year 2000 readiness program will approximate $40,000 and will not be material to its financial condition or results of operations. All costs (exclusive of capital equipment costs) are charged to expense as incurred and do not include potential costs related to any customer or other claims in the normal course of business.

ITEM 3.     DESCRIPTION OF PROPERTY

The Company's primary physical presence in the United States is its corporate headquarters in Slinger, Wisconsin.

In fiscal 2000, the Company acquired for its corporate headquarters the previously leased 22,000 square foot single story brick facility designed and built specifically for its needs. In conjunction with the acquisition of the building, the Company entered into loan agreements with a bank and the former property owner.

GENROCO currently occupies approximately 16,000 square feet of this space. The 6,000 square foot balance at the facility is used for warehousing and is available for future growth. The building is being depreciated over a period of 20 years using the straight-line method for book purposes and accelerated method for tax purposes. Annual property taxes are expected to be approximately $17,000 per year.

In the opinion of management, the property is adequately covered by insurance and adequately provides for the operations of the Company's business.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information at September 30, 1999 with respect to the number of shares of common stock beneficially owned by (i) each person known to the Company to own beneficially more than 5% of the common stock; (ii) each director of the Company; (iii) the Chief Executive Officer, and
(iv) all directors and executive officers of the Company as a group. Unless otherwise noted, each person listed below has sole voting and investment power with respect to his or her shares. The address for each individual set forth below is 255 Info Highway, Slinger, WI 53086.

                                                                  PERCENTAGE OF
                                                  NUMBER OF        OUTSTANDING
       NAME OF BENEFICIAL OWNER (1)<F1>             SHARES           SHARES
       ---------------------------------          ---------       -------------
       Carl A. Pick (husband of Barbara)          1,009,631           24.9%
       Barbara Pick (wife of Carl)                  998,004           24.6%
       Chris Good                                   307,956            7.6%
       Keith Brue                                   200,340            4.9%
       All directors and executive
         officers as a group (6 people)           2,853,989           71.3%

       (1)<F1> The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission and, accordingly, may include securities owned by or for, among others, the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days.

The Company has had an Employee Stock Ownership Plan (ESOP) since April of 1989, which owns 540,600 shares (13.3%) of the 4,057,392 total outstanding shares of GENROCO, Inc. common stock.

All employees of GENROCO, Inc are members of the plan. The ESOP provides for a five year vesting schedule, except that in the event of the sale of the Company all employees become 100% vested.

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following is a listing of all directors and executive officers of the Company. An officer remains in office until he or she resigns, dies or a different person is appointed to the office. Directors shall hold office until the next annual shareholders' meeting and until the director's successor has been elected or until his or her resignation, death or removal.

       NAME                 AGE         POSITION
       --------------       ---         ----------------------------------------
       Carl A. Pick          51         Chairman, Chief Executive Officer,
                                        President and Director
       Keith Brue            62         Executive Vice President, Chief
                                        Financial Officer, Chief Operations
                                        Officer, Secretary and Director
       Don Woelz             52         Vice President of Sales and Marketing
       Joe Nordman           37         Vice President of Engineering
       Barbara Pick          48         Director
       Chris Good            48         Director

CARL A. PICK - Chairman, Chief Executive Officer, President and Director. He is responsible for corporate development, marketing strategy, and overall corporate management of the Company. Mr. Pick graduated from Yale University in 1971 with a Bachelor's degree in Computer Engineering. He received a Master's degree in Computer Science from Yale in 1974. He, along with Barbara Pick, his wife, founded General Robotics Corporation ("GRC") in August 1974 and reorganized GRC into GENROCO, Inc. in 1987. Mr. Pick is married to Barbara R. Pick. Mr. Pick is the Chairman and Marketing Director of the High Speed Networking Forum.

KEITH BRUE - Executive Vice President, Chief Operations Officer, Chief Financial Officer, and Secretary since March, 1997. He has been a director of the Company since 1986. He is responsible for manufacturing, materials, logistics, accounting and finance. Mr. Brue received his MBA degree from the University of Chicago and has extensive operations experience with a focus on dealing with mergers, acquisitions and business systems processes. He began his career in public accounting with a predecessor to Ernst & Young LLP and has over 20 years of experience with several different high technology companies, including two which were publicly held and traded on NASDAQ, as the result of Initial Public Offerings.

DON WOELZ - Vice President of Sales and Marketing. He is responsible for technology and market evaluations, trade shows and technology presentations, and marketing communications. Mr. Woelz graduated from Marquette University in 1970 with a degree in Electrical Engineering and conducted his post-graduate studies in Electrical Engineering and Computer Science at the University of Wisconsin - Milwaukee. He joined GRC in April of 1977 and has held the positions of Sales Engineer, National Sales Manager, General Manager - CAD Systems Division, Vice President of Engineering, and Vice President of Sales.

JOSEPH NORDMAN - Vice President of Engineering. He is responsible for hardware development and management. Mr. Nordman graduated from the University of Wisconsin in 1984 with a degree in Electrical Engineering. He joined GRC in February 1985.

BARBARA PICK - Director of GENROCO. Chief Executive Officer and President of VideoPropulsion, Inc. since incorporation on October 1, 1999. She also served as a Vice President of Sales for GENROCO since incorporation in 1974 to September 30, 1999 and DVB Product manager for DVB and President of GENROCO from 1997 to September 30, 1999. Ms. Pick is married to Carl A. Pick.

CHRIS GOOD - Director of GENROCO. Executive Vice President and Chief Technical Officer of VideoPropulsion, Inc. since incorporation on October 1, 1999. He graduated with an honors degree in Mathematics and Physics from King's College, University of London in 1971. He was formerly with ITT, then Compaq Computer Corporation, UK. He also served as Executive Vice President and Chief Technical Officer of GENROCO, Inc. from 1987 to September 30, 1999.

ITEM 6.     EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid by the Company to executives for services rendered during 1999, 1998 and 1997.

                                                            All Other
                                                            Compensation ($) -
  Name and Principal Position             Salary ($)        (1)<F2>
  ------------------------------------    ----------        ------------------
  Carl A. Pick, CEO           1999          $95,953                $2,838
                              1998          175,208                 2,444
                              1997          134,859                 2,456

  Barbara Pick, President     1999           95,953                 2,527
                              1998          175,208                 2,444
                              1997          134,859                 2,264

  Chris Good, CTO             1999           83,678                 4,850
                              1998           99,400                 4,690
                              1997           94,010                 4,709

  Keith Brue, CFO / COO       1999           84,117                 7,639
                              1998          107,886                 6,552
                              1997            8,574                 2,312

     (1)<F2> These amounts are related to the value of health and life insurance premiums paid by the Company on behalf of the employee.

DIRECTORS' COMPENSATION

The Company pays director fees to each of its four directors. Directors compensation varies each year, and by individual based on performance of the Company and at the discretion of the board. The following table illustrates the total amount of director fees paid to each director for 1999, 1998 and 1997.

                         1999           1998           1997
                       -------        -------        -------
Carl Pick              $30,795        $37,500        $29,450
Barbara Pick            30,795         37,500         29,450
Chris Good               4,090         12,500         48,125
Keith Brue               4,000          2,500              0

EMPLOYMENT CONTRACTS

STOCK PURCHASE AGREEMENT

The Company has no stock option plans in place. The Company has, from time to time, entered into stock purchase agreements with certain key employees, whereby the Company agreed to loan the employee the funds required to purchase common stock from the Company at fair market value on the date of the agreement.

Under the terms of the loan agreements, the employee is obligated to remain in the employment of the Company for a period of three years. The employee's obligation to pay principal and interest on the related note payable is waived at the annual anniversary of the note over a 3-year period and treated as taxable income to the employee and compensation expense to the Company.

A summary of employees stock purchase agreement transactions is set forth below:

                         Number of           Fair Market         Aggregate
  Agreement Dates        Shares Issued       Value / Share       Market Value
  ---------------        -------------       -------------       ------------
  November 1997             144,000              $1.16             $168,000
  August 1998               364,500               1.88              686,475
  July 1999                 223,200               1.83              409,200

At March 31, 1999 and 1998, the notes receivable from employees were $608,000 and $154,000, respectively. The 1998 and 1997 notes are receivable over terms ranging from 15 to 24 months and bear interest at 5.8%. The 1999 notes are due over 36 months and bear interest at 5.8%.

The following table summarizes the shares included in the above totals for all executive officers outlining the total shares (adjusted for the 3 for 1 stock split on September 28, 1999 for all shareholders of record as of September 21,
1999), the period over which the note will be waived, original value and the remaining outstanding balance on the notes as of September 30, 1999.

                                                                 Remaining
                                                              note balance at
                    Number of   Amortization  Total original   September 30,
Name                  shares       Period         value             1999
---------------     ---------   ------------  --------------  ---------------
Carl Pick             90,000     36 months      $169,500         $103,583
Barbara Pick          90,000     36 months       169,500          103,583
Chris Good            37,500     36 months        70,625           43,160
Keith Brue           181,500     36 months       238,625           74,160

The stock purchase agreements do not provide for any acceleration upon change in control of the Company.

CONFIDENTIALITY AND NON-COMPETE AGREEMENTS

All GENROCO employees have signed a comprehensive non-compete agreement which stipulates that the employee shall not directly or indirectly use, disseminate, disclose, lecture upon or publish any confidential information (as defined therein) while employed by the Company and for a period of two years thereafter. The agreement provides that for a period ending two years after the termination of employment with the Company for whatever reason, the employee shall not, whether for his own account or for the account of any other individual, partnership, firm, corporation or other entity, intentionally solicit, endeavor to entice away from the Company, or otherwise interfere with the relationship of the Company, any person who is employed by or otherwise engaged to perform services for the Company.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company has notes receivable outstanding to employees and executive officers for the purchase of shares under the stock purchase agreements outlined above in
Item 6 of this registration statement. Exact dates and amounts of the shares are outlined in Part II Item 4 of this registration statement. There are no other related party transactions with the Company.

ITEM 8.     DESCRIPTION OF SECURITIES

GENERAL

The description of the Company's capital stock contained herein is qualified by reference to the Company's Articles of Incorporation, as amended to date, and By-Laws. The Company's authorized capital stock consists of 5,000,000 common stock shares, par value $0.02 per share and 1,000,000 preferred stock shares, no par value.

COMMON STOCK

As of September 30, 1999, the Company has 4,057,392 (post split) shares of
common stock issued and outstanding.   The Company has authorized only one class
of common stock. The holders of the common stock are entitled to one vote for each share on all matters voted upon by the Company's shareholders, including election of directors, and there is no cumulative voting. The holders of the common stock are also entitled to such dividends as may be declared at the discretion of the Board of Directors out of funds legally available therefore. See "Dividend Policy". Holders of common stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities. The holders of common stock have no preemptive rights to purchase shares of stock of the Company. Shares of common stock are not subject to any redemption provisions and are not convertible into any other securities of the Company.

PREFERRED STOCK

The Board of Directors of the Company, without further action by the Company's shareholders, is authorized to issue preferred stock or other senior equity securities in one or more class or series and to determine preferences as dividends and in liquidation, and conversion, redemption and other rights of each such series. The Company's Board of Directors could issue a class or series of preferred stock or other senior equity securities with rights more favorable with respect to dividends, voting and liquidation than those held by the holders of common stock. The Company has not issued any preferred stock or other senior equity securities and the Company has no present plans to issue such stock or securities.

ANTITAKEOVER PROVISIONS

Sections 180.1140 to 180.1144 of the "Wisconsin Business Combination Law(the "WBCL") regulate a broad range of "business combinations" between a "resident domestic corporation" (which the Company is) and an "interested shareholder." The Wisconsin Business Combination Statute defines a "business combination" to include a merger or share exchange, sale, lease, exchange, mortgage, pledge, transfer, or other disposition of assets equal to at least 5% of the market value of the stock or assets of the company or 10% of its earning power, or issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, adoption of a plan of liquidation, and certain other transactions involving an "interested shareholder." An "interested shareholder" is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested shareholder before such acquisition. Accordingly, the Wisconsin Business Combination Statute's prohibition on business combinations cannot be avoided during the three-year period by subsequent action of the board of directors or shareholders. Business combinations after the three-year period following the stock acquisition date are permitted only if (I) the board of directors approved the acquisition of the stock prior to the acquisition date, (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder, or (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount.

In addition, the WBCL provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a "significant shareholder" and a "resident domestic corporation" (as defined below) are subject to a supermajority vote of shareholders (the "Wisconsin Fair Price Statute"), in addition to any approval otherwise required. A "significant shareholder," with respect to an issuing public corporation, is defined as a person who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Such business combinations must be approved by 80% of the voting power of the corporation's stock and at least two-thirds of the voting power of the corporation's stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met: (I) the aggregate value of the per share consideration is equal to the higher of (a) the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination, (b) the market value of the corporation's shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher, or (c) the highest liquidation or dissolution distribution to which holders of the shares would be entitled, and (ii) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

Under Section 180.1150 (the "Wisconsin Control Share Statute") of the WBCL, unless otherwise provided in the articles of incorporation (which is not the case with respect to the Company's Amended and Restated Articles of Incorporation), the voting power of shares, including shares issuable upon conversion of convertible securities or exercise of options or warrants, of an issuing public corporation held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction with respect to which the corporation's shareholders have approved restoration of the full voting power of otherwise restricted shares. In light of the 10% threshold contained in the Wisconsin Business Combination Statute, the Wisconsin Control Share Statute threshold of 20% may not be implicated unless the board of directors approves a transaction that permits the shareholder to exceed the 10% ownership level.

Section 180.1134 (the "Wisconsin Defensive Action Restrictions") of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin Defensive Action Restrictions, shareholder approval is required for the corporation to (i) acquire more than 5% of the outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares, or
(ii) sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation. The Company will have, following the distribution, no independent directors, so the restrictions described in clause (ii) will initially apply to the Company. The restrictions described in clause (i) above may have the effect of deterring a shareholder from acquiring the Company's shares with the goal of seeking to have the Company repurchase such shares at a premium over the market price.

The Company believes that it will qualify as a resident domestic corporation because it is headquartered in Wisconsin. Accordingly the Company will have the above antitakeover protection discussed above.

CERTAIN ANTI-TAKEOVER EFFECTS

Certain provisions of the Company's Articles of Incorporation and By-Laws may have significant anti-takeover effects, including the inability of shareholders to remove directors without cause, and the limitation on the number of directors.

The explicit grant in section 180.0827 of the WBCL, the "Wisconsin Stakeholder Provisions" of discretion to directors to consider nonshareholder constituencies could, in the context of an active "auction" of the Company, has anti-takeover effects in situations where the interests of stakeholders of the Company, including employees, suppliers, customers and communities in which the Company does business, conflict with the short-term maximization of shareholder value.

The Wisconsin Control Share Statute may deter any shareholder from acquiring in excess of 20% of the outstanding stock of the Company and the Wisconsin Fair Price Statute may discourage any attempt by a shareholder to squeeze out shareholders without offering an appropriate premium purchase price. In addition, the Wisconsin Defensive Action Restrictions may have the effect of deterring a shareholder from acquiring the Company's shares with the goal of seeking to have the Company repurchase the shares at a premium.

The statutory provisions and the Company's Articles of Incorporation and By-Law provisions referenced above are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arms-length negotiations with the Company's Board of Directors, and to ensure that sufficient time for consideration of such a proposal, and any alternatives, is available. Such measures are also designed to discourage investors from attempting to accumulate a significant minority position in the Company and then use the threat of a proxy contest as a means to pressure the Company to repurchase shares at a premium over the market value. To the extent that such measures make it more difficult for, or discourage, a proxy contest or the assumption of control by a holder of a substantial block of the Company's stock, they could increase the likelihood that incumbent directors will retain their positions, and may also have the effect of discouraging a tender offer or other attempt to obtain control of the Company, even though such attempt might be beneficial to the Company and its shareholders.

Forms of the Company's Articles of Incorporation and By-Laws are attached to this Registration Statement as Exhibits 2.1 and 2.4, respectively, and are incorporated herein by reference. The foregoing description of certain provisions of the Amended and Restated Articles of Incorporation and the By-Laws does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Amended and Restated Articles of Incorporation and the By-Laws, including definitions of certain terms in each respective document.

DIVIDEND POLICY

To date the Company has paid no cash dividends on its Common Stock. The Company intends to retain its future earnings, if any, to finance the expansion of its business and for general corporate purposes. The Company does not anticipate paying any cash dividends on its common stock in the future. Any payment of future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Company's Board of Directors deems relevant.

TRANSFER AGENT

The transfer agent for the Company's common stock is Fidelity Transfer Company, 1800 Southwest Temple Suite #301, Box 53, Salt Lake City, UT 84115.

                                    PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company's common stock has been traded on the OTC Bulletin Board as a non-reporting company since 1988. On December 1, 1999, the Company's common stock began trading on the Electronic Pink Sheet. The amount of shares in the hands of non-employee shareholders has historically been less than 20% of total shares outstanding. Trading volume has historically been negligible. The high and low bid prices at the close of each fiscal quarter for the past 14 quarters are as follows (adjusted for 3 for 1 stock split as of September 21, 1999):


                                                        Bid
                                              ----------------------
        QUARTER ENDED                          High            Low
     --------------------                     ------          ------
     June 30, 1996                               NA             NA
     September 30, 1996                          NA             NA
     December 30, 1996                         1.375           0.328
     March 31, 1997                            1.000           0.672

     June 30, 1997                             0.672           0.672
     September 30, 1997                        1.672           0.672
     December 31, 1997                         3.328           1.672
     March 31, 1998                            2.672           1.922

     June 30, 1998                             2.328           1.672
     September 30, 1998                        3.000           1.828
     December 31, 1998                         2.250           1.672
     March 31, 1999                            2.328           1.672

     June 30, 1999                             2.171           1.672
     September 30, 1999                       11.000           1.672
     Quarter through November 30, 1999        14.000           7.625

Source:  Dow Jones News Retrieval Service (Invest-text database)

These quotations represent bid prices without retail markup, markdown, or commission, and may not reflect actual transactions.

As of September 30, 1999, there were approximately 169 shareholders of record of the Company's common stock.

The Company has not paid any cash dividends for the past three fiscal years or during the interim period presented and has no intention to pay a dividend.

ITEM 2.     LEGAL PROCEEDINGS

The Company is, from time to time, a party to litigation arising in the normal course of its business. The Company believes that none of these actions will have a material adverse effect on the financial condition or results of operations of the Company. Currently there are no litigation claims open.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

From fiscal 1997 through September 30, 1999, all of the sales of the Company's securities by the Company have been unregistered. The following table summarizes all stock sales (post split) that have occurred during this time. All sales or grants were made to employees of the Company.

Purchase Date         Number of shares    Per Share Amount    Total Value    Type of Transaction            Exemption
-------------         ----------------    ----------------    -----------    -------------------            ---------
June 1996                    3,000              $0.58            $1,750       Stock Grant                       701
August 1996                186,000               0.33            62,000       Cash sale                        4(2)
October 1996                 3,000               0.33             1,000       Stock Grant                       701
November 1996                3,000               0.33             1,000       Cash Sale                        4(2)
September 1997              27,000               1.16            31,500       Cash Sale                        4(2)
October 1997                 1,500               1.16             1,750       Stock Grant                       701
November 1997                6,522               1.16             7,609       Cash Sale                        4(2)
November 1997              144,000               1.16           168,000       Sale in exchange for note        4(2)
January 1998                 4,311               3.08            13,292       Cash Sale                        4(2)
February 1998                1,506               2.42             3,649       Cash Sale                        4(2)
May 1998                    11,766               1.96            23,121       Cash Sale                        4(2)
June 1998                    3,000               2.25             6,750       Stock Grant                       701
August 1998                  3,000               2.18             6,550       Stock Grant                       701
August 1998                364,500               1.88           686,475       Sale in exchange for note        4(2)
July 1999                  223,200               1.83           408,456       Sale in exchange for note        4(2)

All purchases listed above were by officers or employees of the Company who purchased in face-to-face transactions after reviewing information about the Company.

The Company has determined its per share amount based on the trailing 30 day average midpoint between the ask and bid price as listed on the OTC Bulletin Board.

On September 28, 1999, the Company issued 2,704,928 shares of common stock in response to having declared a share dividend at the rate of two shares of authorized but unissued common stock, $0.02 par value, of the Company for each share of common stock issued and outstanding at the close of business on September 21, 1999 (the "Effective Date"), so as to effect a 3 for 1 forward stock split in the form of a share dividend (the "Stock Split").

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

LIMITATION ON LIABILITY OF DIRECTORS

Under the WBCL, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

INDEMNIFICATION AND INSURANCE

Under Section 180.0851 (1) of the WBCL, the Company is required to indemnify a director or officer to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if such person was a party because he or she was a director or officer of the Company. In all other cases, the Company is required by Section
180.0851 (2) of the WBCL to indemnify a director or officer against liability incurred in a proceeding to which such person was a party because he or she was an officer or director of the Company, unless it is determined that he or she breached or failed to perform a duty owed to the Company and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. Section 180.0858 (1) of the WBCL provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance expenses that a director or officer may have under the Company's articles of incorporation, bylaws, a written agreement or a resolution of the Board of Directors or shareholders.

Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections 180.0850 to
180.0858 of the WBCL for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

Section 180.0828 of the WBCL provides that, with certain exceptions, a director is not liable to a corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the four exceptions to mandatory indemnification under Section 180.0851 (2) referred to above.

Under Section 180.0833 of the WBCL, the directors of the Company against whom claims are asserted with respect to the declaration of an improper dividend or other distribution to shareholders to which they assented are entitled to contribution from other directors who assented to such distribution and from shareholders who knowingly accepted the improper distribution, as provided therein.

Article VIII of the Company's By-Laws contains provisions that generally parallel the indemnification provisions of the WBCL and cover certain procedural matters not dealt with in the WBCL.

Directors and officers of the Company are not covered by directors' and officers' liability insurance under which they would be insured against expenses and liabilities arising out of proceedings to which they could be parties by reason of being or having been directors or officers.

                                 GENROCO, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED MARCH 31, 1999, 1998 AND 1997

                                    CONTENTS

Report of Public Accountants                                          27

Consolidated Financial Statements

Consolidated Balance Sheets                                           28
Consolidated Statements of Operations                                 29
Consolidated Statements of Cash Flows                                 30
Consolidated Statements of Stockholders' Investment                   31
Consolidated Notes to Financial Statements                            32

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of GENROCO, Inc.:

We have audited the accompanying consolidated balance sheets of GENROCO, Inc. (a Wisconsin corporation) and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GENROCO, Inc. and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

                                /s/ ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
May 7, 1999.
Except for Note 2(k), as to which the date is October 13, 1999

                         GENROCO, INC. AND SUBSIDIARIES
                         ------------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                                                                                                       (Unaudited)
                                                            Year ended March 31,             Six  months ended September 30,
                                                        ---------------------------          -------------------------------
                 ASSETS                                  1999                 1998                1999                1998
                 ------                                 ------               ------              ------              ------
CURRENT ASSETS:
Cash and cash equivalents                              $524,359            $506,186            $493,308            $211,945
Accounts receivable, net of allowance of $3,000         904,373             533,353             692,793             728,507
Inventories                                             458,608             680,516             632,454             551,284
Prepaid expenses                                         56,504              65,275             134,213              62,271
Employee advances                                        13,482              10,000              54,995              16,070
Deferred tax asset                                       34,000                   -              34,000                   -
                                                     ----------          ----------          ----------          ----------
Total current assets                                  1,991,326           1,795,330           2,041,763           1,570,077

PLANT AND EQUIPMENT, at cost:
Leasehold improvements                                   10,593              10,593              10,593              10,593
Machinery and equipment                                 577,223             851,284             755,148             497,603
                                                     ----------          ----------          ----------          ----------
                                                        587,816             861,877             765,741             508,196

Less- Accumulated depreciation and amortization         264,039             516,409             326,521             206,819
                                                     ----------          ----------          ----------          ----------

Net plant and equipment                                 323,777             345,468             439,220             301,377

OTHER ASSETS                                             28,314               9,825              37,226              14,563
                                                     ----------          ----------          ----------          ----------

Total assets                                         $2,343,417          $2,150,623          $2,518,209          $1,886,017
                                                     ----------          ----------          ----------          ----------
                                                     ----------          ----------          ----------          ----------

     LIABILITIES AND STOCKHOLDERS' INVESTMENT
     -----------------------------------------
CURRENT LIABILITIES:
Accounts payable                                       $145,323            $254,544            $356,647            $223,425
Income taxes payable                                     48,373             165,479                   -             199,298
Current portion of capital leases payable                98,264              96,878             128,153              84,919
Accrued payroll and payroll taxes                       180,392             126,899             114,609              87,433
Other accrued liabilities                                72,815              70,444              85,824             119,232
                                                     ----------          ----------          ----------          ----------

Total current liabilities                               545,167             714,244             685,233             714,307

DEFERRED TAX LIABILITY                                   34,800                   -              34,800                   -

LONG-TERM DEBT:
Line of credit                                          425,000             291,000             300,000             162,242
Capital leases payable                                  105,080             140,206             187,433             105,317
                                                     ----------          ----------          ----------          ----------
Total liabilities                                     1,110,047           1,145,450           1,207,466             981,866

STOCKHOLDERS' INVESTMENT:
Preferred stock, 1,000,000 shares authorized, no
  shares outstanding at June 30, 1999,
  March 31, 1999 and 1998                                     -                   -                   -                   -
Common stock, $.02 par value, 5,000,000 shares
  authorized, 4,057,392, 3,847,086, 3,482,820
  shares outstanding at September 30, 1999,
  March 31, 1999 and 1998, respectively                  76,941              69,657              81,148              77,302
Paid-in capital                                       1,586,078             897,341           1,968,607           1,612,592
Notes receivable from stockholders                     (608,316)           (154,008)           (862,701)           (802,346)
Advance to ESOP                                         (58,946)                  -             (85,981)           (185,247)
Retained earnings                                       237,613             192,183             209,670             201,850
                                                     ----------          ----------          ----------          ----------
Total stockholders' investment                        1,233,370           1,005,173           1,310,743             904,151
                                                     ----------          ----------          ----------          ----------

Total liabilities and stockholders' investment       $2,343,417          $2,150,623          $2,518,209          $1,886,017
                                                     ----------          ----------          ----------          ----------
                                                     ----------          ----------          ----------          ----------

               The accompanying notes to consolidated financial statements are an integral part of these statements.


                         GENROCO, INC. AND SUBSIDIARIES
                         ------------------------------
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     -------------------------------------

                                                                                              (Unaudited)
                                            Years ended March 31,                    Six months ended September 30,
                                    -------------------------------------        --------------------------------------
                                      1999           1998           1997           1999           1998           1997
                                    --------       --------       --------       --------       --------       --------
NET SALES                          $4,657,993     $5,788,365     $3,709,808     $2,286,175     $1,959,870     $3,636,749
COST OF GOODS SOLD                  1,831,371      2,346,115      1,261,062        847,830        834,647      1,441,785
                                   ----------     ----------     ----------     ----------     ----------     ----------
   Gross profit                     2,826,622      3,442,250      2,448,746      1,438,345      1,125,223      2,194,964
                                   ----------     ----------     ----------     ----------     ----------     ----------

OPERATING EXPENSES:
Research and development            1,134,007      1,044,424        712,902        546,984        503,223        535,824
Selling                               880,260        817,490        425,951        536,443        294,087        416,986
Customer service                       52,517         63,035         46,101         27,576         21,973         27,083
General and administrative            650,952        832,499        767,653        365,619        283,421        608,071
                                   ----------     ----------     ----------     ----------     ----------     ----------

   Total operating expenses         2,717,736      2,757,448      1,952,607      1,476,622      1,102,704      1,587,964
                                   ----------     ----------     ----------     ----------     ----------     ----------

   Income (loss) from operations      108,886        684,802        496,139        (38,277)        22,519        607,000

OTHER (EXPENSE) INCOME                (35,456)       153,866          5,123         (7,666)        (8,852)       127,551
                                   ----------     ----------     ----------     ----------     ----------     ----------

   Income (loss) before income taxes   73,430        838,668        501,262        (45,943)        13,667        734,551

PROVISION (CREDIT) FOR INCOME TAXES    28,000        204,770              -        (18,000)         4,000        190,770
                                   ----------     ----------     ----------     ----------     ----------     ----------

NET INCOME (LOSS)                     $45,430       $633,898       $501,262       $(27,943)       $ 9,667       $543,781
                                   ----------     ----------     ----------     ----------     ----------     ----------
                                   ----------     ----------     ----------     ----------     ----------     ----------

BASIC EARNINGS PER SHARE                $0.01          $0.19          $0.16         $(0.01)         $0.00          $0.16

FULLY DILLUTED EARNINGS PER SHARE       $0.01          $0.19          $0.16         $(0.01)         $0.00          $0.16

The accompanying notes to consolidated financial statements are an integral part of these statements.


                         GENROCO, INC. AND SUBSIDIARIES
                         ------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     --------------------------------------

                                                                                                   (Unaudited)
                                                  Years ended March 31,                    Six months ended September 30,
                                          --------------------------------------       --------------------------------------
                                            1999           1998           1997           1999           1998           1997
                                          --------       --------       --------       --------       --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                        $45,430       $633,898       $501,262       $(27,943)       $ 9,667       $543,781

  Adjustments to reconcile net income (loss)
    to net cash provided by (used in)
    operating activities-
       Depreciation and amortization       109,888         86,256         57,300         62,482         50,798         36,423
       Provision for deferred taxes            800              -              -              -              -              -
       Compensation expense from
         forgiveness of notes
         receivable from stockholders      221,667         80,542              -        154,815         86,523              -
       Compensation expense from
         Grants of common stock             36,420          1,750          2,750              -              -              -
       Change in-
          Accounts receivable             (371,020)      (119,268)      (221,078)       211,580       (195,154)        40,121
          Inventories                      221,908        (34,692)      (377,735)      (173,846)       129,232       (115,678)
          Prepaid expenses and
            employee advances                5,289        (13,977)         1,064       (119,222)        (3,066)       (59,121)
          Other assets                     (19,265)        13,929         (8,316)        (8,912)        (4,738)       (31,394)
          Accounts payable                (109,221)      (238,627)       231,469        211,324        (31,119)      (133,755)
          Accrued ESOP contributions             -       (175,105)        85,168              -              -              -
          Accrued liabilities              (61,242)       198,749          9,620       (101,147)        43,141        664,163
          Accrued litigation costs               -       (356,051)             -              -              -       (249,051)
                                        ----------     ----------     ----------     ----------     ----------     ----------
            Total adjustments               35,224       (556,494)      (219,758)       237,074         75,617        151,708
                                        ----------     ----------     ----------     ----------     ----------     ----------
            Net cash provided by (used
              in) operating activities      80,654         77,404        281,504        209,131         85,284        695,489
                                        ----------     ----------     ----------     ----------     ----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of plant and equipment          (87,421)      (236,731)      (157,492)      (177,925)        (6,709)       (74,240)
                                        ----------     ----------     ----------     ----------     ----------     ----------
            Net cash used in
              investing activities         (87,421)      (236,731)      (157,492)      (177,925)        (6,709)       (74,240)
                                        ----------     ----------     ----------     ----------     ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt           1,397,690        505,032        144,882        175,453        600,242        318,931
  Principal payments of long-term debt  (1,297,430)      (136,912)       (73,973)      (188,211)      (775,848)      (294,699)
  (Sale) Purchase of common stock          (16,374)       (14,875)             -        (22,464)       (11,965)        (1,313)
  Payment of notes receivable
    from stockholders                            -         25,710         90,403              -              -              -
  Advance to ESOP                          (58,946)             -              -        (27,035)      (185,245)      (175,105)
                                        ----------     ----------     ----------     ----------     ----------     ----------
            Net cash provided by (used
              in) financing activities      24,940        378,955        161,312        (62,257)      (372,816)      (152,186)
                                        ----------     ----------     ----------     ----------     ----------     ----------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                      18,173        219,628        285,324        (31,051)      (249,241)       469,063

CASH AND CASH EQUIVALENTS,
  beginning of period                      506,186        286,558          1,234        524,359        506,186        286,558
                                        ----------     ----------     ----------     ----------     ----------     ----------
CASH AND CASH EQUIVALENTS,
  end of Period                           $524,359       $506,186       $286,558       $493,308       $211,945       $755,621
                                        ----------     ----------     ----------     ----------     ----------     ----------
                                        ----------     ----------     ----------     ----------     ----------     ----------

               The accompanying notes to consolidated financial statements are an integral part of these statements.

                    GENROCO, INC. AND SUBSIDIARIES
                    ------------------------------
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
          ----------------------------------------------------

                                                                                Notes                                     Total
                                          Common Stock                        Receivable                  Retained    Stockholders'
                                     ----------------------     Paid-in         From         Advance      Earnings        Equity
                                      Shares        Amount      Capital     Stockholders     to ESOP     (Deficit)      (Deficit)
                                     -------       --------     -------     ------------     -------     ---------      ---------

BALANCE, March 31, 1996             3,099,981      $62,001     $617,822       $(53,113)     $      -     $(942,977)     $(316,267)

  Net income                                -            -            -              -             -       501,262        501,262
  Issuance--sale to officers          189,000        3,780       59,220        (63,000)            -             -              -
  Issuance--grants to directors         3,000           60        1,690              -             -             -          1,750
  Issuance--grants to employees         3,000           60          940              -             -             -          1,000
  Payments on notes
    receivable from stockholders            -            -            -         90,403             -             -         90,403
                                    ---------      -------   ----------      ---------      --------      --------     ----------
BALANCE, March 31, 1997             3,294,981       65,901      679,672        (25,710)            -      (441,715)       278,148

  Net income                                -            -            -              -             -       633,898        633,898
  Retirement of purchased shares       (6,000)        (120)     (14,755)             -             -             -        (14,875)
  Issuance--sale to directors         144,000        2,880      165,120       (168,000)            -             -              -
  Issuance--sale to employees          48,339          966       65,584        (66,550)            -             -              -
  Issuance - grant to employees         1,500           30        1,720              -             -             -          1,750
  Forgiveness of notes receivable
    from stockholders                       -            -            -         80,542             -             -         80,542
  Payments on notes receivable
    from stockholders                       -            -            -         25,710             -             -         25,710
                                    ---------      -------   ----------      ---------      --------      --------     ----------
BALANCE, March 31, 1998             3,482,820       69,657      897,341       (154,008)            -       192,183      1,005,173

  Net income                                -            -            -              -             -        45,430         45,430
  Retirement of purchased shares      (18,000)        (360)     (26,514)        10,500             -             -        (16,374)
  Issuance--sale to officers          255,000        5,100      475,150       (480,250)            -             -              -
  Issuance--sale to employees         109,500        2,190      204,035       (206,225)            -             -              -
  Issuance--grants to employees        17,766          354       36,066              -             -             -         36,420
  Forgiveness of notes
    receivable from stockholders            -            -            -        221,667             -             -        221,667
  Advance to ESOP                           -            -            -              -       (58,946)            -        (58,946)
                                    ---------      -------   ----------      ---------      --------      --------     ----------
BALANCE, March 31, 1999             3,847,086       76,941    1,586,078       (608,316)      (58,946)      237,613      1,233,370

  Net loss                                  -            -            -              -             -       (27,943)       (27,943)
  Retirement of purchased shares      (12,894)        (258)     (22,206)             -             -             -        (22,464)
  Issuance--sale to officers          132,300        2,646      239,904       (242,550)            -             -              -
  Issuance--sale to employees          90,900        1,819      164,831       (166,650)            -             -              -
  Forgiveness of notes
    receivable from stockholders            -            -            -        154,815             -             -        154,815
  Advance to ESOP                           -            -            -              -       (27,035)            -        (27,035)
                                    ---------      -------   ----------      ---------      --------      --------     ----------
BALANCE, September 30, 1999         4,057,392      $81,148   $1,968,607      $(862,701)     $(85,981)     $209,670     $1,310,743
                                    ---------      -------   ----------      ---------      --------      --------     ----------
                                    ---------      -------   ----------      ---------      --------      --------     ----------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                         GENROCO, INC. AND SUBSIDIARIES
                         ------------------------------


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                            MARCH 31, 1999 AND 1998
                            -----------------------

(1)  Description of the Company-
     --------------------------

     GENROCO, Inc. and its subsidiaries (collectively the "Company") is a Wisconsin corporation. The Company is engaged in the design, manufacture and service of computer components to customers who are engaged in the production and sale of high performance computers and workstations as well as providing engineering and design services to customers on a worldwide basis. These services include complex software and engineering designs for applications specific products requiring very high data transfer rates (in excess of 80 MB per second). The Company operates as a single segment.
     Net sales for components were approximately 96% of total Company net sales in 1999.

     The Company had three customers that individually accounted for 34%, 28% and 19% of net sales in 1999. The Company had four customers that individually accounted for 41%, 14%, 11% and 11% of net sales in 1998. The Company had five customers that individually accounted for 27%, 17%, 12%, 12% and 9% of net sales in 1997.

     Sales to foreign customers accounted for a significant portion of Company sales. Sales to foreign countries were as follows:

                         Year Ended          Year Ended          Year Ended
                       March 31, 1999      March 31, 1998      March 31, 1997
                       --------------      --------------      --------------
     France              $1,599,000           $474,000           $  330,000
     Japan               $  887,000           $828,000           $1,038,000

(2)  Summary of Significant Accounting Policies-
     ------------------------------------------

     (a)  Interim financial information-
          -----------------------------

          The accompanying financial statements as of March 31, 1999 and 1998 are audited and the six-month periods ending September 30, 1999, 1998 and 1997 are unaudited. In the opinion of management of the Company, the interim unaudited financial statements reflect all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the financial statements. The results of operations for the six-month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the full year ending March 31, 2000.

     (b)  Revenue recognition-
          -------------------

          Revenue from product sales is recognized when the products are shipped. Service revenue from engineering and design work is recognized as the services are provided.

     (c)  Principles of consolidation-
          ---------------------------

          The consolidated financial statements include the accounts of GENROCO, Inc. and its wholly owned subsidiary, GENROCO International, Inc. which serves as the operating entity of the Company. The consolidated financial statements do not display the results of operations of VideoPropultion, Inc., as a stand alone entity, as this subsidiary was not formed until October 1, 1999. All significant intercompany accounts and transactions have been eliminated.

     (d)  Cash and cash equivalents-
          -------------------------

          Cash equivalents are defined as short-term investments, which have an original maturity of three months or less and are readily convertible into cash.

     (e)  Inventories-
          -----------

          Inventories are stated at the lower of average cost, determined using the first-in, first-out method, or market. Inventories consist of:

                                                                                            (Unaudited)
                                                                March 31,                  September 30 ,
                                                           1999           1998           1999           1998
                                                         --------       --------       --------       --------
Raw materials and work-in-process                        $335,528       $602,321       $458,098       $409,873
Reserve for obsolescence                                  (46,762)       (66,075)       (24,806)       (37,485)
Finished goods                                            169,842        144,270        199,162        178,896
                                                         --------       --------       --------       --------
                                                         $458,608       $680,516       $632,454       $551,284
                                                         --------       --------       --------       --------
                                                         --------       --------       --------       --------

     (f)  Plant and equipment-
          -------------------

          Plant and equipment are stated at cost. The related depreciation and amortization expense has been provided using the straight-line method over the estimated lives of the machinery and equipment (3 to 5 years) and over the shorter of five years or the life of the lease for leasehold improvements. Equipment leases that meet the criteria of capital leases have been capitalized and are being amortized over the lesser of the estimated lives of the machinery and equipment or the term of the lease. Depreciation and amortization expense was approximately $110,000, $86,000, and $57,000 for 1999, 1998 and 1997,
          respectively.

  (g)     Other assets-
          ------------

          Other assets are composed of the following:

                                                                                                       (Unaudited)
                                                                          March 31,                   September 30,
                                                                     1999           1998           1999           1998
                                                                    -------        -------        -------        -------
Patent (net of accumulated amortization of $4,294 and $3,519 as of March 31, 1999 and 1998, and $5,182 and $3,906 as of
  September 30, 1999 and 1998 respectively)                         $13,913         $7,604        $13,025        $12,341
Cash surrender value on insurance policies (net of loans of
  $84,244 and $87,723 as of March 31, 1999 and 1998, and
  $84,244 and $85,502 as of September 30, 1999 and 1998
  respectively)                                                      14,401          2,221         24,201          2,222
                                                                    -------         ------        -------        -------
                                                                    $28,314         $9,825        $37,226        $14,563
                                                                    -------         ------        -------        -------
                                                                    -------         ------        -------        -------

     (h)  Research and development costs-
          ------------------------------

          Research and development costs are expensed as incurred and shown separately as a component of operating expenses on the Consolidated Statements of Operations.

     (i)  Use of estimates-
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (j)  Net income per common share-
          ---------------------------

          The Company accounts for earnings per share according to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" for purposes of calculating earnings per share.

          Basic earnings per share of common stock is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock is computed by dividing net income by the average number of common shares and common equivalent shares related to the assumed exercise of stock options and warrants. Average common shares for computation of basic earnings per share were 1,256,086, 1,118,722 and 1,073,135 in 1999,
          1998 and 1997, respectively. The Company does not have any common stock equivalents and therefore diluted earnings per share are identical to basic earnings per share.

     (k)  Stock Split-
          -----------

          On September 28, 1999 the Company issued two additional shares of stock to all shareholders of record as of September 21, 1999. All stock disclosures have been restated to effect this split.

     (l)  Reclassifications-
          -----------------

          Certain reclassifications have been made to the prior year amounts for consistency with the current year presentation.

(3)  Revolving Credit Agreement-
     --------------------------

     During 1998, the Company entered into a revolving credit agreement with a major bank, which allows the Company to borrow up to $500,000 based on a borrowing base, as defined. The agreement bears interest at the rate of LIBOR plus 2.75% (approximately 7.72% at March 31, 1999), terminates on July 31, 2000, and has restrictive covenants including an obligation to maintain tangible net worth in excess of $1,000,000 and $1,250,000 for 1999 and 2000, respectively. The agreement is collateralized by current accounts receivable balances.

     The balance outstanding was $425,000 and $291,000 as of March 31, 1999 and 1998, respectively. The revolver is classified as long-term as the Company believes that it has the ability to maintain a borrowing base level during the next year sufficient to support the outstanding balance.

(4)  Long-Term Debt-
     --------------

     Long-term debt consists of:

                                                                                   (Unaudited)
                                                      March 31,                   September 30,
                                                 1999           1998           1999           1998
                                               --------       --------       --------       --------
Line of credit (See Note 3)                    $425,000       $291,000       $300,000       $162,242
Capital leases                                  203,344        237,084        315,586        190,236
                                               --------       --------       --------       --------
                                                628,344        528,084        615,586        352,478
Less- Current portion                           (98,264)       (96,878)      (128,153)       (84,919)
                                               --------       --------       --------       --------
          Total long-term debt                 $530,080       $431,206       $487,433       $267,559
                                               --------       --------       --------       --------
                                               --------       --------       --------       --------


     The capital leases are for machinery and equipment. These leases range from 36 to 60 months and bear interest ranging from 9.65% to 17.12%.

     The maturities of long-term debt outstanding as of March 31, 1999 are as follows:

                        Fiscal Year                Maturity
                        -----------                --------
                           2000                    $ 98,264
                           2001                     491,921
                           2002                      26,152
                           2003                       6,556
                           2004                       5,451
                                                   --------
                                                   $628,344
                                                   --------
                                                   --------

(5)  Income Taxes-
     ------------

     The Company accounts for income taxes according to provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

     Components of the deferred income taxes are as follows:

                                                              March 31,
                                                        ---------------------
                                                         1999           1998
                                                        ------         ------
          Current deferred tax asset-
          Warranty reserve                                $975           $975
          Accrued employee benefits                      7,239          8,021
          Inventory adjustments                         22,651         33,036
          Bad debt reserve                               1,170          1,170
          Other                                          2,765          4,398
                                                      --------       --------
                    Total current deferred tax asset    34,800         47,600

          Noncurrent deferred tax liability-
            Property, plant and equipment             $(34,800)      $(32,900)
                                                      --------       --------

          Net deferred tax asset                      $      -        $14,700

          Valuation allowance                                -        (14,700)
                                                      --------       --------
                    Net deferred tax liability        $      -       $      -
                                                      --------       --------
                                                      --------       --------

     The following is a summary of components of the provision for income taxes:

                                                        March 31,
                                            ---------------------------------
                                              1999         1998        1997
                                            --------     --------    --------
          Pretax book income                 $73,430     $838,668   $ 501,262
                                             -------     --------   ---------
                                             -------     --------   ---------

             Federal tax                     $20,400     $285,147   $ 209,290
             State tax                         6,800       43,065      48,630
             Reversal of valuation allowance       -      (14,812)   (257,920)
             Business tax credits                  -     (108,630)          -
                                             -------     --------   ---------
             Current                          27,200      204,770           -
             Deferred                            800            -           -
                                             -------     --------   ---------

          Total provision                    $28,000     $204,770   $       -
                                             -------     --------   ---------
                                             -------     --------   ---------

     A reconciliation of the statutory Federal income tax rate to the effective income tax rate is as follows:

                                                        March 31,
                                            ---------------------------------
                                              1999         1998        1997
                                            --------     --------    --------
          Federal statutory rate              34.0%        34.0%       34.0%
          State income tax, net of
            Federal benefit                    5.2          5.2         5.2
          Reversal of valuation allowance        -         (1.8)      (39.2)
          Business tax credits and other      (1.1)       (13.0)          -
                                             -----        -----       -----

          Effective income tax rate           38.1%        24.4%          -%
                                             -----        -----       -----
                                             -----        -----       -----

(6)  Supplemental Disclosure of Cash Flow Information-
     ------------------------------------------------

                                                         March 31,
                                              1999         1998        1997
                                            --------     --------    --------
          Cash paid during the year for-
            Interest                        $ 31,646      $22,064     $ 8,977
            Income taxes                    $174,066      $39,291     $     -

          Noncash items-
            Issuance of common stock for
              notes receivable from
              stockholders                  $686,475     $234,550     $63,000
            Forgiveness of notes receivable
              from stockholders             $221,667     $ 80,542     $     -

                                                (Unaudited) September 30,
                                              1999         1998        1997
                                            --------     --------    --------
          Cash paid during the six month
            period for-
              Interest                       $18,464      $13,158      $8,178
              Income taxes                   $     -      $    -       $7,000

          Noncash items-
            Issuance of common stock for
              notes receivable from
              stockholders                  $409,200     $686,475      $    -
            Forgiveness of notes receivable
              from stockholders             $154,815     $ 86,523      $    -

(7)  Transactions with Related Parties-
     ---------------------------------

     As of March 31, 1999 and 1998, the notes receivable from stockholders were $608,316 and $154,008, respectively. The 1998 notes are payable over terms ranging from 15 to 24 months, and bear interest at 5.8%. The 1999 notes are payable over 36 months and bear interest at 5.8%.

(8)  Lease Commitments-
     -----------------

     The Company leases its operating facility located in Slinger, Wisconsin, under an agreement expiring October 31, 1999. The Company has options to renew the lease agreement. The Company also has options to rent additional adjacent space upon 90 days notice and to buy the entire building at the end of the lease term or at any time during the lease term (or extended term). Total rent expense was approximately $109,000, $103,000 and $52,000 in 1999, 1998 and 1997, respectively.

     As of March 31, 1999, the approximate future minimum lease payments under operating leases are as follows:

                              Year             Amount
                              ----             ------
                              2000            $43,000

(9)  Employee Benefit Plans-
     ----------------------

     The Company has an Employee Stock Ownership Plan and Trust (the "Plan"), covering substantially all domestic employees. The Company's contribution to the Plan is discretionary and is determined annually by the Board.

     Expense recorded under the Plan was approximately $131,000, $92,000 and $150,000 in 1999, 1998 and 1997, respectively.

     The Company funded the current year contribution of $131,000, and made an advance to the Plan of approximately $59,000 that is included as a component of stockholders' investment on the balance sheet.

     The Plan owned 558,600 and 486,105 shares of Company stock as of March 31, 1999 and 1998, respectively.

(10) Stock Options-
     -------------

     The Company granted executive stock options on March 1, 1997 that vested over three years beginning April 1, 1997. During 1998, these options were cancelled prior to any options being exercised.

     The Company accounts for its option grants using the intrinsic value based method pursuant to APB Opinion No. 25 and Statement of Financial Accounting Standards No. 123 (SFAS No. 123) under which no compensation expense was recognized in 1999 and 1998. All options granted in 1997 were terminated in 1998 and as such there was no compensation cost recognized for these options pursuant to the fair value method under SFAS No. 123. No options were granted during 1999 or 1998.

                                               (Unaudited)
                                            Six months ended
                                           September 30, 1999                   1999                          1998
                                         -----------------------       -----------------------       -----------------------
                                                        Weighted                      Weighted                      Weighted
                                                        Average                       Average                       Average
                                                        Exercise                      Exercise                      Exercise
                                         Options         Price         Options         Price         Options         Price
                                         --------       --------       --------       --------       --------       --------
Outstanding at beginning of year               -       $      -              -       $      -         24,000       $      -
Granted                                        -              -              -              -              -              -
Exercised                                      -              -              -              -              -              -
Forfeited                                      -              -              -              -        (24,000)             -
                                        --------       --------       --------       --------       --------       --------
Outstanding at end of year                     -       $      -              -       $      -              -       $      -
                                        --------       --------       --------       --------       --------       --------

Exercisable at end of period                   -       $      -              -       $      -              -       $      -
                                        --------       --------       --------       --------       --------       --------
                                        --------       --------       --------       --------       --------       --------

(11) Capital Stock-
     -------------

     Preferred stock authorized is 1,000,000 shares. As of March 31, 1999 and 1998, respectively, no preferred stock had been issued. Common stock authorized is 5,000,000 shares. There were 3,847,086, 3,482,820 and 3,294,981 shares outstanding (adjusted for 3 for 1 stock split in September
     1999) as of March 31, 1999, 1998 and 1997, respectively.

     Stock grants awarded during 1999 and 1998 were valued using an average of the bid and ask price for the thirty days prior to the grant date.

(12) Contingencies and Liabilities-
     -----------------------------

     During 1997, a court granted a summary judgment against the Company in favor of Avnet, Inc. ("AVNET") in the amount of $217,891. The Company established a reserve relating to certain claims and counter claims, in the amount of $356,051 as of March 31, 1997. During 1998, the case was settled and a payment of $75,000 was made in full settlement of all claims and counter claims and the balance of the reserve was recognized as nonoperating income during 1998.

                                    PART III

ITEM 1.     INDEX TO EXHIBITS

The exhibits listed in the following table have been filed as part of this Registration Statement and may be found on the following sequential page numbers.

2.1 Articles of Incorporation of the Company, as amended and restated to date *<F3>

2.2  Articles of Merger *<F3>

2.3  Agreement and Plan of Merger *<F3>

2.4  By-Laws of the Company *<F3>

3.1  Specimen form of the Company's Common Stock Certificate *<F3>

6.1  Building Purchase Agreement *<F3>

6.2  $1,000,000 Mortgage Note- M&I Bank *<F3>

6.3  $110,000 Mortgage Note - M&I Bank *<F3>

6.4  Mortgage - former property owner *<F3>

10.1 Consent of Arthur Andersen LLP

27   Financial Data Schedules

*<F3> These items were previously filed with the Form 10-SB and are incorporated herein by reference.

                                   SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:    December 3, 1999
          ----------------
                                        GENROCO, Inc.

                                        By   /s/ Carl A. Pick
                                             -----------------------------------
                                             Carl A. Pick
                                             Chief Executive Officer

                                        By   /s/ Keith E. Brue
                                             -----------------------------------
                                             Keith E. Brue
                                             Chief Financial Officer